March 1, 2005

Via Facsimile (617) 742-4643 and U.S. Mail

Carolyn Tiffany
The Newkirk Master Limited Partnership
7 Bullfinch Place, Suite 500
Boston, MA  02114

RE:	The Newkirk Master Limited Partnership
      Schedule TO-I filed February 22, 2005
      File No. 005-79560

Ladies and Gentlemen:

      We have the following comments on the above-referenced filing.

Cover Page of Schedule TO-I

1. We note that members of the Newkirk Group own and control the general partner of the partnership (see page 12 of your offer document). The definition of "offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K (1)
to Schedule TO).   Please advise us why Mr. Ashner, the Apollo
Real Estate limited partnerships (listed in section 10 of your Offer to Purchase), Vornado Realty Trust and your executive officers and directors have not also been identified as offerors in this tender offer. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new offerors in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

Offer to Purchase

Cover Page

2. We note that the offer price may be reduced due to Distributions made between the date of the offer and its expiration date. Please clarify here that if such a distribution occurs and the offer price is reduced, you will extend the tender offer for an appropriate number of days as provided by Rule 14e-1(b). See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

Risk Factors - Page 4

3. Please revise to include a discussion of all of the material risks of the transaction. For example, you should disclose, if present, any potential risks associated with the lack of an independent agent, such as a depositary, to hold tendered units until payment.
See Section III.B.1 of Release No. 34-43069 for guidance.

The Tender Offer

Proration; Acceptance for Payment and Payment for Units - Page 5

4. Please clarify the adjustments you expect to make to avoid purchases of fractional units.

5. Please revise the language that states that you will pay for units tendered "as promptly as practicable" to state that you will make such payments "promptly" as required by Rule 13e-4(f)(5).

6. Disclose the originally anticipated legal termination date of the partnership as described in the partnership agreement.

Future Plans - Page 11

7. Please revise your disclosure to state, if true, that you and your affiliates have no current intention to acquire additional units. Also, on a supplemental basis, please confirm, if true, that neither you nor any of your affiliates are making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers (whether or not at increasing prices) in order to acquire units over time at the lowest possible price at which unit holders are willing to sell.

Incorporation by Reference, page 10

8. It appears that certain financial information has been incorporated by reference to satisfy Item 10 of Schedule TO.
Please provide complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Disseminate by mail that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available
Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for additional guidance.

Background of the Transaction - Page 14

9. Your disclosure currently notes that the price offered is that which you are willing to pay for the units. Provide a more precise description of the method underlying the calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. We believe that unit holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. See Section III.B.1 of Release No. 34-43069.

10. Please provide disclosure regarding the conflicts of interest present in your structuring of the offer and the determination of the offered price. See Section III.B.1 of Release No. 34-43069.




Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offeror(s) acknowledging that:

* the offeror(s) is (are) responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the offeror(s) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-2962 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 942-2920. You may also contact me via facsimile at (202) 942-9585. Please send all correspondence to us at the following ZIP code: 20549-0306.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers & Acquisitions